SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BRUSSELS CHICAGO DALLAS FRANKFURT HONG KONG LONDON LOS ANGELES NEW YORK, SAN FRANCISCO, SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

SUPPL

Our Ref: 22277-00002

February 6, 2007


07020954

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

2/12

HK1 398171v.1

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	5.36 ↑ 0.19%	2007-02-05	---Four Business---
HangSeng		20,455.62 ↓	2007-02-05	Search...



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News Release

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2007 2006 2005 2004 2003 2002

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COSL and Norwegian ADTH set up a joint venture company - Atlantis Deepwater Orient Limited

(5 February, 2007 - Beijing) China Oilfield Services Limited ("COSL other "Company"; SEHK Code: 2883.HK) announced that the Company and Atlantis Deepwater Technology Holding AS ("ADTH") set up a joint venture company - Atlantis Deepwater Orient Limited ("ADOL") today. COSL and ADTH will have 50% stake of ADOL respectively.

"Atlantis" is a new concept for deepwater drilling. It allows the 3rd generation of semi-submersible to operate in deepwater areas after fine-tuning and upgrading. This concept is the third deepwater drilling methods after the introduction of below-water BOP and above-water BOP. It is a well known concept in the world with 39 patents applied internationally. At present, the upgrade of deepwater drilling equipment, preparations and functional testing in the sea are in good progress.

Mr. Yuan Guangyu, CEO and President of COSL said," The industry development and the demands from clients are why COSL is working hard on exploring in deepwater drilling techniques. The establishment of joint venture with ADTH is one of the important steps to explore advanced deepwater oil drilling techniques. The successful exploration of the "Atlantis" concept will greatly enhance COSL deepwater drilling capability to about 1,500 metres."

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COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	5.36 ↑ 0.19%	2007-02-05
HangSeng		20,455.62 ↓	2007-02-05

—Four Business—

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News Release

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2007 2006 2005 2004 2003 2002

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COSL's CEO and President Mr. Yuan Guangyu Awarded The Most Attractive Entrepreneurs in 2006

The annually national appraising and selection activity of the Top Ten Rated Enterprise News which includes the Most Influential Enterprises, the Most Attractive Entrepreneurs and the Most Promising Enterprises, initiated by China Enterprise Confederation and China Enterprise Directors Association, recently held its unveiling and awarding ceremony at the Press Room of the Great Hall of the People. Wang Wenyuan, the Vice Chairman of CPPCC and some other State leaders attended the ceremony. COSL's CEO and President Mr. Yuan Guangyu was selected as the Most Attractive Entrepreneurs in 2006. Hundreds of representatives from large transnational corporations, famous domestic enterprises, economists and major media attended the event.

The evaluation committee consisted of famous domestic economists, press authorities and some business celebrities chose 30 entrepreneurs as the Most Attractive Entrepreneurs in 2006. The committee highly appreciated Mr. Yuan because of the broad recognition of Capital Market from abroad and home to COSL's good performance, completed and transparent corporate governance and strong profit ability since listed under his leadership.

The appraising and selection activity of the Most Attractive Entrepreneurs, the Top Ten Rated Enterprise News, the Most Influential Enterprises, and the Most Promising Enterprises is one of the authority activities of largest scale, highest level and broadest scope. The activity that has been held 12 times successively since it started in 1995 has now become a popular topic of the public.


2006 年度
最受关注企业家


2006中国企业十大新闻


2006年度
最受关注企业家

  

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